Exhibit 99.11

CONSENT OF P. GAULTIER

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2016, (ii) the Registration Statement on Form F-10 (File No. 333-210437) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ Philippe Gaultier
By:	Philippe Gaultier, ing.
General Manager, Engineering and
Construction, Projects
IAMGOLD Corporation

Dated: February 22, 2017